Simpson Thacher & Bartlett llp
av. pres. juscelino kubitschek, 1455 12° andar, conj. 121 são paulo, sp, brasil 04543-011 telephone: +55-11-3546-1000 facsimile: +55-11-3546-1002
DIRECT DIAL NUMBER +1 (212) 455-2295	E-MAIL ADDRESS GCALHEIROS@STBLAW.COM
February 18, 2025
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ambipar Emergency Response
Post Effective Amendment No. 3 to Form F-1 on Form F-3
Filed February 3, 2025
File No. 333-270493
Dear Ms. Majmudar and Mr. Morris:
On behalf of Ambipar Emergency Response (the “Company”), we are providing the following response to the comment made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated February 14, 2025 (the “Comment Letter”) related to the Company’s Post Effective Amendment No. 3 to Form F-1 on Form F-3 (the “POS AM”).
For your ease of reference, the Staff’s comments are retyped below in bold-face type and are followed by the Company’s responses.
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Post Effective Amendment No. 3 to Form F-1 on Form F-3 filed February 3, 2025
General
1. We note that you included December 31, 2022 audited financial statements in the Form F-1 declared effective August 25, 2023 and that this is the first post-effective amendment to the registration statement. Pursuant to Item 8.A of Form 20-F, the last year of audited financial statements may not be older than 15 months at the time of the offering. Accordingly, it appears you were required to update the audited financial statements for this offering by April 1, 2024. Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial

2	February 18, 2025
statements were not current. For additional guidance, please refer to Questions 113.01 and 113.02 of the Securities Act Forms Compliance and Disclosure Interpretations.
The Company acknowledges the Staff’s comment and advises the Staff that, prior to the date that the Registration Statement Form F-1 declared effective August 25, 2023 ceased to be current, the Company informed the selling shareholders and the transfer agent that no offers or sales could be made pursuant to the prospectus after March 31, 2024. Such restrictions remain in place to date, and the Company confirms that no offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.
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Please do not hesitate to contact me at +1 (212) 455-2295 or gcalheiros@stblaw.com, if you have any questions regarding the foregoing or if you require any additional information.
Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

cc:	Rafael Espírito Santo (Chief Executive Officer and Chief Financial Officer)